SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For October, 2020

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP

(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil

(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXCERPT OF THE MINUTES OF THE FISCAL COUNCIL’S MEETING OF COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP, HELD VIA VIDEO CONFERENCING

DATE: September 24, 2020 TIME: 9:30 a.m.

FISCAL COUNCIL MEMBERS: Ângelo Luiz Moreira Grossi, Edson Tomaz de Lima Filho, Fábio Bernacchi Maia, Pablo Andrés Fernández Uhart and Reginaldo Ferreira Alexandre.

SECRETARY: Denise Rita Sylvestre

Pursuant to article 24 of Sabesp’s Bylaws, the Fiscal Council Members met via video conferencing on the date and time mentioned above. Alexandre Rodrigues and Marcelo Miyagui, Audit and Accounting Superintendents, respectively, also attended the meeting.

(...)

Following, the Fiscal Council analyzed item 3 on the agenda – Amendments to the Fiscal Council Charter, which was unanimously approved with the proposed amendments. Ieda Nigro Nunes Chereim, Lawyer of the Institutional Legal Counsel Department – CJC, was also present at the meeting.

(...)

After being approved, these minutes will be signed by the Fiscal Council members: Ângelo Luiz Moreira Grossi, Edson Tomaz de Lima Filho, Fábio Bernacchi Maia, Pablo Andrés Fernández Uhart and Reginaldo Ferreira Alexandre.

This is a free English translation of the excerpt of the minutes that will be drawn up in the book of minutes of Fiscal Council meetings.

São Paulo, September 24, 2020.

Denise Rita Sylvestre
Secretary of the Fiscal Council

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: October 7, 2020

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations